Filed by Park Hotels & Resorts Inc.

(Commission File No. 001-37795)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Chesapeake Lodging Trust

(Commission File No. 001-34572)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 2, 2019

Park Hotels & Resorts Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-37795	36-2058176
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1775 Tysons Blvd., 7th Floor, Tysons, VA		22102
(Address of Principal Executive Offices)		(Zip Code)

(571) 302-5757

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of Class	Trading Symbol	Name of exchange on which registered
Common Stock, $0.01 par value per share	PK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On September 2, 2019, Park Hotels & Resorts Inc.(“Park”) and Chesapeake Lodging Trust, a Maryland real estate investment trust (“Chesapeake”), reached an agreement to resolve two lawsuits on behalf of Chesapeake shareholders, including a purported class action, filed in the United States District Court for the District of Delaware.

The purported class action is captioned Kent v. Chesapeake Lodging Trust, et al., No. 1:19-cv-01201 (D. Del.) (the “Kent Action”), and the other action is Terlinden v. Chesapeake Lodging Trust, et al., No. 1:19-cv-01263 (D. Del) (the “Terlinden Action,” and together with the Kent Action, the “Actions”). The Actions challenge the proposed merger of Chesapeake with and into a subsidiary of Park (the “Merger”), in particular the adequacy of the disclosure found in the Preliminary Proxy Statement/Prospectus forming a part of the Registration Statement on Form S-4 filed by Park with the Securities and Exchange Commission (“SEC”) on June 14, 2019 (the “Preliminary Proxy Statement/Prospectus”).

In connection with resolution of the Actions, Chesapeake has agreed to make the following amended and supplemental disclosures (the “Amended and Supplemental Disclosures”) to the Definitive Proxy Statement/Prospectus filed by Park with the SEC on July 25, 2019 (the “Definitive Proxy Statement/Prospectus”). The Amended and Supplemental Disclosures should be read in conjunction with the Definitive Proxy Statement/Prospectus, which should be read in its entirety. Defined terms used but not defined in the Amended and Supplemental Disclosures have the meanings set forth in the Definitive Proxy Statement/Prospectus. Plaintiffs have agreed that, following the filing of this Current Report on Form 8-K (this “Report”), they will dismiss the Actions with prejudice as to the named plaintiffs only and, with regard to the Kent Action, without prejudice to the putative class.

The resolution of the Actions will not affect the timing of the special meeting of Chesapeake shareholders, which is scheduled to be held on September 10, 2019, or the amount of the consideration to be paid to Chesapeake shareholders in connection with the Merger. The resolution of the Actions is not, and should not be construed as, an admission of wrongdoing or liability by any defendant to the Actions. Furthermore, nothing in this Report or the resolution of the Actions shall be deemed an admission of the legal necessity or materiality of any of the Amended and Supplemental Disclosures. Defendants to the Actions deny that any further disclosure regarding the Merger is required under applicable laws other than that which has already been provided in the Definitive Proxy Statement/Prospectus. However, to avoid any risk of the Actions delaying or adversely affecting the Merger, to minimize the expense, burden, distraction and inconvenience of continued litigation and to resolve plaintiffs’ claims asserted in the Actions, Chesapeake has agreed to make these Amended and Supplemental Disclosures to the Definitive Proxy Statement/Prospectus.

SUPPLEMENT TO PROXY STATEMENT

The first sentence of the seventh paragraph under the heading “Background of the Merger” of the Definitive Proxy Statement/Prospectus is replaced in its entirety by the following:

Over the ensuing weeks, at the direction of Chesapeake, representatives of J.P. Morgan initiated contact with ten other publicly traded lodging REITs; and 30 prospective financial buyers in the United States and Asia, and Chesapeake entered into confidentiality agreements with a total of 23 potential strategic and financial buyers (all of which such confidentiality agreements expired prior to 2019).

The following sentence is added to the end of the seventh paragraph under the heading “Background of the Merger” of the Definitive Proxy Statement/Prospectus:

None of the indications of interest or proposals received during the 2016 process proposed a per share offer price greater than $30 per share.

The following sentence is added immediately after the second sentence of the thirteenth paragraph under the heading “Background of the Merger”:

The standstill provisions in the confidentiality agreement between Chesapeake and Party A do not prohibit Party A from submitting an acquisition proposal to Chesapeake in the event that Chesapeake enters into a definitive agreement providing for a transaction in the form of a merger or sale of all or substantially all of Chesapeake’s assets or other similar extraordinary transaction requiring the vote of shareholders of Chesapeake.

The second sentence of the second paragraph under the heading “Discounted Cash Flow Analysis” on page 66 of the Definitive Proxy Statement/Prospectus is replaced in its entirety by the following:

J.P. Morgan also calculated a range of terminal values for Chesapeake at the end of the five-year period ended 2023 by applying a terminal growth rate ranging from 1.50% to 2.50% (which range was chosen by J.P. Morgan based upon its professional judgment and experience and developed with, and reviewed and approved by, the management of Chesapeake) to the unlevered free cash flows of Chesapeake during the final year of the projections, with corresponding implied multiples of Chesapeake’s terminal value as a multiple of estimated EBITDA (excluding stock based compensation expenses) for the terminal year ranging from 12.3x to 17.6x.

The third sentence of the second paragraph under the heading “Discounted Cash Flow Analysis” on page 66 of the Definitive Proxy Statement/Prospectus is replaced in its entirety by the following:

The unlevered free cash flows and the range of terminal values were then discounted to present values as of March 31, 2019 using a range of discount rates from 7.25% to 8.25%, which range was chosen by J.P. Morgan based upon its professional judgement and experience and an analysis of the weighted average cost of capital of Chesapeake.

The second sentence of the fourth paragraph under the heading “Discounted Cash Flow Analysis” on page 66 of the Definitive Proxy Statement/Prospectus is replaced in its entirety by the following:

J.P. Morgan also calculated a range of terminal values for Park at the end of the five-year period ended 2023 by applying a terminal growth rate ranging from 1.50% to 2.50% (which range was chosen by J.P. Morgan based upon its professional judgement and experience and developed with, and reviewed and approved by, the management of Chesapeake) to the unlevered free cash flows of Park during the final year of the projections, with corresponding implied multiples of Park’s terminal value as a multiple of estimated EBITDA (excluding stock based compensation expenses) for the terminal year ranging from 11.9x to 17.3x.

The third sentence of the fourth paragraph under the heading “Discounted Cash Flow Analysis” on page 67 of the Definitive Proxy Statement/Prospectus is replaced in its entirety by the following:

The unlevered free cash flows and the range of terminal values were then discounted to present values as of March 31, 2019 using a range of discount rates from 7.00% to 8.00%, which range was chosen by J.P. Morgan based upon its professional judgement and experience and an analysis of the weighted average cost of capital of Park.

*        *        *

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements related to the expected timetable for completing the proposed Merger and other non-historical statements. Forward-looking statements include all statements that are not historical facts, and in some cases, can be identified by the use of forward-looking terminology such as the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements for various reasons, including risks associated with Park’s ability to consummate the proposed transaction and the timing of the closing of the proposed transaction; the ability to satisfy conditions necessary to close the proposed transaction; applicable regulatory changes; the availability of financing; risks associated with acquisitions generally, including the integration of the combined companies’ businesses; risks associated with execution of anticipated asset dispositions; risks associated with achieving expected revenue synergies or cost savings; as well as other risks and uncertainties detailed from time to time in Park’s filings with the SEC. You should not put undue reliance on any forward-looking statements and Park urges investors to carefully review the disclosures Park makes concerning risk and uncertainties in Item 1A. “Risk Factors” in Park’s Annual Report on Form 10-K for the year ended December 31, 2018, as updated by Item 1A. “Risk Factors” of Park’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019 and Item 1A. “Risk Factors” of Park’s Quarterly Report on Form 10-Q for the three months ended June 30, 2019, as such factors may be updated from time to time in Park’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Except as required by law, Park undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of May 5, 2019, by and among Park, Chesapeake and the other entities party thereto. In connection with the proposed transaction, Park has filed with the SEC and attained effectiveness of a registration statement on Form S-4 that includes a proxy statement of Chesapeake and a prospectus of Park. Park and Chesapeake also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the definitive proxy statement/prospectus and other relevant documents filed by Park and Chesapeake with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Park with the SEC are available free of charge on Park’s website at http://www.pkhotelsandresorts.com or by contacting Park’s Investor Relations at (571) 302-5591. Copies of the documents filed by Chesapeake with the SEC are available free of charge on Chesapeake’s website at http://www.chesapeakelodgingtrust.com or by contacting Chesapeake’s Investor Relations at (571) 349-9452.

Chesapeake and its trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about trustees and executive officers of Chesapeake is available in its definitive proxy statement filed with the SEC on April 30, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors may obtain free copies of these documents from Park or Chesapeake using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Park Hotels & Resorts Inc.

Date: September 3, 2019	By:	/s/ Sean M. Dell’Orto
Sean M. Dell’Orto
Executive Vice President, Chief Financial Officer and Treasurer